[CHAPMAN AND CUTLER LLP]

April 30, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.

File Nos. 811-05309 and 033-16905

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on or about April 12, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 1, 2013, which relates to Nuveen Real Estate Securities Growth Fund (the “Fund”), a series of the Trust.

COMMENT 1 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

With respect to the principal investment strategies, please confirm that derivatives are a part of the Fund’s principal investment strategies.

RESPONSE TO COMMENT 1

We have confirmed that the Fund utilizes derivatives as a part of its principal investment strategies as set forth in the disclosure.

COMMENT 2 – FUND SUMMARY – PRINCIPAL RISKS

For the Derivatives Risk in the Principal Risks section, specify the derivatives that subject the Fund to the risks set forth in the section.

RESPONSE TO COMMENT 2

The disclosure has been revised in response to this comment.

COMMENT 3 – FUND SUMMARY – PRINCIPAL RISKS

The Principal Risks section contains a Smaller Company Risk, if the Fund’s principal investment strategy is to invest in companies with smaller market capitalizations, please provide that disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 3

The Principal Investment Strategies section has been revised in response to this comment so that it now contains the following disclosure: “These companies may be of any market capitalization, including small- and mid-capitalization companies.”

COMMENT 4 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUND

For the biographies of the portfolio managers, please provide a description of each portfolio manager’s experience over the last five years.

RESPONSE TO COMMENT 4

The disclosure has been revised in response to this comment.

COMMENT 5 – HOW WE MANAGE YOUR MONEY – WHO MANAGES THE FUND

With respect to the complex-level fee, is there a more updated date than December 31, 2012? Also, are the fees subject to recoupment or a clawback?

RESPONSE TO COMMENT 5

December 31, 2012 is the most current information available with respect to the complex-level fee. The fees are not subject to recoupment or a clawback.

COMMENT 6 – WHAT THE RISKS ARE

In the Derivatives risk in the What the Risks Are section, interest swaps are identified as a specific derivative instrument to be used by the Fund, please state that interest rate swaps are utilized by the Fund in the Principal Investment Strategies section. If swaps are used, please state confirm that the Fund does so in accordance with Investment Company Act Release No. 10666 (Apr. 18, 1979).

RESPONSE TO COMMENT 6

The Fund does not plan to use swaps and therefore, the disclosure has been revised accordingly.

COMMENT 7 – STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), please correct the sentence “For purposes of applying the limitation set forth in number 3 above” to “number 1 above.”

RESPONSE TO COMMENT 7

The disclosure has been revised in response to this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren